Anthony McKiernan

Chief Financial Officer

MBIA Inc.

1 Manhattanville Road, Suite 301, Purchase, NY 10577

Tel. (914) 765-3611

Anthony.Mckiernan@mbia.com

www.mbia.com

October 4, 2018

VIA EDGAR

Ms. Christine Torney and Mr. Jim Rosenberg

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 1, 2018

File No. 001-09583

Dear Ms. Torney and Mr. Rosenberg:

MBIA Inc. (“MBIA”, the “Company”, “we”, or “our”) is pleased to respond to your letter dated September 21, 2018 in which the Staff of the Division of Corporation Finance (the “Staff”) provided a comment to our letter dated August 9, 2018. For your convenience, we have reproduced the Staff’s comment followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Adjusted Book Value, page 36

SEC Comment:

1.

We acknowledge your response to our prior comment one. It is not clear to us why MBIA Corp.’s book value whether positive or negative is excluded from adjusted book value, which results in its complete nonrecognition from the consolidated financial statements for purposes of adjusted book value. Please provide us a schedule of the assets and liabilities of MBIA corp. and why each should be excluded from adjusted book value. In addition, regarding the schedule in your response whereby you arrive at “Adjustment in ABV Reconciliation,” confirm to us that the purpose of the columns labelled “Less: Amounts related to MBIA Corp.” and “Less: Intercompany Eliminations” is solely to be consistent with your rationale for not recognizing MBIA Corp.’s book value for purposes of adjusted book value.

MBIA Response:

Rationale for nonrecognition of MBIA Corp.’s Book Value for Purposes of Adjusted Book Value

As noted in our August 9, 2018 letter response, it is our view that MBIA Corp. does not and will not have any material impact on the value of MBIA Inc. such that it should be included in Adjusted Book Value (“ABV”), a non-GAAP measure, which is intended to provide useful information to MBIA Inc. shareholders. Our view is based on our assessment, as described below, that given MBIA Corp.’s current financial condition, the regulatory regime in which it operates, the priority given to its policyholders, surplus note holders and preferred stock holders with respect to the distribution of its assets, and its legal structure, it is not and will not likely ever be in a position to upstream any economic benefit to MBIA Inc. Further, MBIA Inc. does not face any material financial liability arising from MBIA Corp., particularly subsequent to the Company’s 2009 restructuring, in which it separated its insurance business into two operating insurance companies and significantly reduced the impact to MBIA Inc. of a potential default by MBIA Corp. on its obligations. We also believe that the nonrecognition of MBIA Corp.’s book value in ABV is useful to MBIA Inc.’s investors and equity analysts, since they also typically exclude MBIA Corp.’s GAAP financial impact from their valuations of MBIA Inc. common shares.

From a regulatory perspective, under Section 4105 of the New York insurance law (“NYIL”), a regulated operating insurance company such as MBIA Corp. can only pay dividends out of earned surplus. As of December 31, 2017, MBIA Corp.’s earned surplus was negative $1.8 billion, primarily as a result of the magnitude of its insurance losses. As such, we do not believe that MBIA Corp. will be able to pay dividends to MBIA Inc.

In addition to NYIL regulation on the payment of dividends, as of December 31, 2017, MBIA Corp. had $20 billion of insured net debt service outstanding to policyholders under its financial guarantee insurance policies and $1.6 billion of surplus note principal and accrued interest outstanding to surplus note holders. Estimated claims payments to policyholders are expected to be paid primarily from available cash and investments, collections of insurance salvage and collections of premiums receivable on its remaining legacy insurance policies. Since 2008, MBIA Corp. has not written a meaningful amount of new insurance business and has focused on recovering losses on insured transactions, reducing future expected insured losses and managing liquidity in order to meet its obligations to policyholders. There are no expectations for MBIA Corp. to resume new, income generating business activity. Payments of principal and/or interest on the outstanding surplus notes, if any, can only be made with the approval of the New York State Department of Financial Services (“NYSDFS”), which in an exercise of its discretion and in light of MBIA Corp.’s financial condition, has not approved a surplus note payment since January 2012. Given MBIA Corp.’s inability to pay common dividends as a result of its significant negative earned surplus, we believe that available funds, if any, in excess of amounts needed to pay policyholder claims will ultimately be distributed to surplus note holders. Further, MBIA Corp. had preferred stock outstanding as of December 31, 2017 with a liquidation preference of $276 million. Collectively, given these obligations, circumstances and regulations, we do not believe that MBIA Corp. will have the financial resources to provide MBIA Inc. with any economic benefit.

Furthermore, we do not believe that MBIA Corp. has or will have a material negative economic impact on MBIA Inc. and its shareholders. In 2012, the Company executed certain measures, such as modifying MBIA Inc. debt indentures that provided cross-default provisions with MBIA Corp., to substantially minimize the economic impact that an MBIA Corp. default could have on MBIA Inc. Currently, MBIA Inc. is not obligated to absorb any losses of MBIA Corp. beyond its current investment. We also do not believe that a rehabilitation or liquidation proceeding of MBIA Corp. by the NYSDFS would have any significant liquidity or economic impact on MBIA Inc. given the separation of MBIA Inc. and MBIA Corp. as distinct legal entities, the absence of cross-default provisions between the entities and the lack of reliance by MBIA Inc. on MBIA Corp. for the receipt of dividends.

Based on the above, whether positive or negative, we do not believe that the GAAP book value of MBIA Corp., or any future changes to MBIA Corp.’s GAAP book value, materially impacts the value of MBIA Inc. to its shareholders, and for that precise reason, should be excluded from our calculation of ABV.

Schedule of Assets and Liabilities of MBIA Corp.

As you requested, set forth below is a condensed balance sheet of MBIA Corp. as of December 31, 2017 prepared on a GAAP basis, which provides you with MBIA Corp.’s major categories of assets and liabilities. As noted above, the net assets or total equity before preferred stock of ($808,728) is an adjustment to book value in calculating our ABV. We use MBIA Corp.’s net assets before preferred stock since that is the amount reflected in total shareholders’ equity of MBIA Inc. on the Company’s consolidated balance sheet as of December 31, 2017. We believe the net assets and liabilities listed below should be excluded from ABV for the reasons provided in the preceding section.

Unaudited (in thousands)
Assets:
Cash and investments	$270,672
Premiums receivable	368,509
Deferred acquisition costs	146,450
Prepaid reinsurance premiums	437,924
Insurance loss recoverable	499,497
Other assets	454,071
Assets of consolidated variable interest entities	3,214,497

Total assets	$5,391,620

Liabilities and Equity:
Unearned premium revenue	$645,748
Loss and loss adjustment expense reserves	918,221
Reinsurance premiums payable	191,872
Long-term debt	1,566,522
Deferred fee revenue	124,199
Derivative liabilities	69,097
Other liabilities	324,355
Liabilities of consolidated variable interest entities	2,332,736

Total liabilities	6,172,750
Equity:
Common stock	15,000
Additional paid-in capital	968,502
Retained earnings	(1,780,898)
Accumulated other comprehensive income (loss)	(11,332)

Total equity before preferred stock	(808,728)
Preferred stock	27,598

Total equity	(781,130)

Total liabilities and equity	$5,391,620

Adjustment in ABV Reconciliation

Regarding the schedule in our previous response whereby we arrive at “Adjustment in ABV Reconciliation,” we confirm that the purpose of the columns labeled “Less: Amounts related to MBIA Corp.” and “Less: Intercompany Eliminations” is solely to be consistent with our rationale for not recognizing MBIA Corp.’s book value for purposes of adjusted book value.

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I hope you find our response helpful in your review of our filing on Form 10-K. Please feel free to contact me at 914-765-3611 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ Anthony McKiernan

Anthony McKiernan

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